================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             --------------------

                                 SCHEDULE TO
                             TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. 1)

                             --------------------

                                 TELESOFT CORP.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  879924 10 8
                     (CUSIP Number of Class of Securities)

                               Michael F. Zerbib
                     President and Chief Executive Officer
                                 Telesoft Corp.
                           3443 North Central Avenue
                                   Suite 1800
                             Phoenix, Arizona 85012
                                 (602) 308-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s)
                              --------------------

                                    Copy to:

                                 Edward S. Best
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600
                              --------------------

                                February 4, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                              --------------------

                           Calculation of Filing Fee
     Transaction Valuation*                           Amount of Filing Fee
     ----------------------                           --------------------
          $17,250,000                                        $3,450

---------------
* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,300,000 shares at the maximum tender offer price per share of $7.50.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A        Filing Party:  N/A
Form or Registration No.:  N/A      Date Filed:  N/A

================================================================================

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[_]  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  Third party tender offer subject to Rule 14d-1.

     [X]  Issuer tender offer subject to Rule 13e-4.

     [_]  Going-private transaction subject to Rule 13e-3.

     [_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

     This Tender Offer Statement on Schedule TO relates to the tender offer by Telesoft Corp., an Arizona corporation (the "Company"), to purchase up to 2,300,000 shares of its common stock at a price, net to the seller in cash, not greater than $7.50 nor less than $7.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 2000, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "offer").

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12.  Exhibits.

Item         Description
----         -----------
(a)(1)(A)    Form of Offer to Purchase dated February 4, 2000

(a)(1)(B)    Form of Letter of Transmittal.

(a)(1)(C)    Form of Notice of Guaranteed Delivery

(a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees

(a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees

(a)(1)(F)    Form of Letter to Stockholders dated February 4, 2000, from the
             President and Chief Executive Officer of the Company

(a)(1)(G)    Form Direction Form for participants in the Telesoft Corp. Profit
             Sharing Plan

(a)(1)(H)    Form of Option Election for stock option holders

(a)(1)(I)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9

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
(a)(2) - (4)   Not applicable.

(a)(5)         Press Release issued by the Company dated February 3, 2000.*

(b)            Not applicable.

(d)            Stock Purchase Agreement dated as of February 2, 2000 between
               Joseph W. Zerbib and Telesoft Corp.

(g)            Not applicable.

(h)            Not applicable.

------------
*Previously filed.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      TELESOFT CORP.

                                      By: /s/ Michael F. Zerbib
                                          --------------------------------------
                                      Name:  Michael F. Zerbib
                                      Title: President & Chief Executive Officer


Dated: February 4, 2000

                               INDEX TO EXHIBITS

Item            Description
----            -----------
(a)(1)(A)       Form of Offer to Purchase dated February 4, 2000....................................

(a)(1)(B)       Form of Letter of Transmittal.......................................................

(a)(1)(C)       Form of Notice of Guaranteed Delivery...............................................

(a)(1)(D)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees......................................................................

(a)(1)(E)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees..................................................

(a)(1)(F)       Form of Letter to Stockholders dated February 4, 2000, from the President and
                Chief Executive Officer of the Company..............................................

(a)(1)(G)       Form Direction Form for participants in the Telesoft Corp. Profit Sharing Plan......

(a)(1)(H)       Form of Option Election for stock option holders....................................

(a)(1)(I)       Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9............................................................................

(a)(2) - (4)    Not applicable.

(a)(5)          Press Release issued by the Company dated February 3, 2000.*

(b)             Not applicable.

(d)             Stock Purchase Agreement dated as of February 2, 2000 between Joseph W.
                Zerbib and Telesoft Corp............................................................

(g)             Not applicable.

(h)             Not applicable.

-----------------

*Previously filed.